EXHIBIT 99.1

B Communications Ltd. Announces Filing of Annual Report

Press Release: B Communications Ltd.-May 1, 2012

RAMAT-GAN, Israel--(BUSINESS WIRE)--B Communications Ltd. (Nasdaq: BCOM - News) (TASE: BCOM.TA - News) today announced that its annual report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2011 has been filed with the U.S. Securities and Exchange Commission and the Israel Securities Authority. The annual report is available on the Company's website at http://www.bcommunications.co.il/investor-relations/financial-reports/. Shareholders may receive a hard copy of the annual report free of charge upon request.

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM. For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

Contact:
B Communications Ltd.
Idit Cohen – IR Manager
+972-3-924-0000
idit@igld.com
or
Investor relations contacts:
Mor Dagan - Investor Relations
+972-3-516-7620
mor@km-ir.co.il